 

02050156

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

**REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934**

For the month of
June 2002

PRUDENTIAL PUBLIC LIMITED COMPANY
(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL, LONDON EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F

Form 20-F   X   Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this
form
is also thereby furnishing the information to the Commission pursuant to Rule 12g3 – 2(b)
under the Securities Exchange Act of 1934

Yes _____   No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection
with Rule 12g3 – 2(b) 82 - _____

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

   Prudential plc

2. Name of director

   Sir David Barnes, Robert Rowley, Julia Ann Burdus, Alexander Stewart, Lambertus Becht and Roberto Mendoza

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

   Directors named above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

   Sir David Barnes

   Robert Rowley

   Julia Ann Burdus

   Alexander Stewart

   Roberto Mendoza

   Lambertus Becht

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

   N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

   Acquisition of shares, agreed by UKLA, using agreed % of the quarterly payment of board and committee fees to the non-executive directors

7. Number of shares / amount of stock acquired

Sir David Barnes	312 shares
Robert Rowley	312 shares
Julia Ann Burdus	313 shares
Alexander Stewart	313 shares
Roberto Mendoza	250 shares
Lambertus Becht	185 shares

8. Percentage of issued class

Sir David Barnes	Less than 0.00002%
Robert Rowley	Less than 0.00002%
Julia Ann Burdus	Less than 0.00002%
Alexander Stewart	Less than 0.00002%
Roberto Mendoza	Less than 0.00002%
Lambertus Becht	Less than 0.000010%

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Shares of 5p each

12. Price per share

£5.96

13. Date of transaction

28 June 2002

14. Date company informed

28 June 2002

15. Total holding following this notification

Sir David Barnes (5,355 shares)

Robert Rowley (23,882 shares)

Julia Ann Burdus (4,515 shares)

Alexander Stewart (14,110 shares)

Roberto Mendoza (23,931 shares)

Lambertus Becht (185 shares)

16. Total percentage holding of issued class following this notification

Sir David Barnes Less than 0.0003%

Robert Rowley Less than 0.002%

Julia Ann Burdus Less than 0.0003%

Alexander Stewart   0.0007%

Roberto Mendoza Less than 0.002%

Lambertus Becht Less than 0.000010%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

24. Name of contact and telephone number for queries

Jennie Webb, 020 7548 6027

25. Name and signature of authorised company official responsible for making this notification

Jackie Cross, Assistant Group Secretary, 020 7548 3446

Date of Notification

28 June 2002

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

PRUDENTIAL PUBLIC LIMITED COMPANY

Date: 28 June 2002

By: _____

Title: Deputy Group Secretary